SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Renewable Energy Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

75972A 400

(CUSIP Number)

January 24, 2012

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A 400

1	NAMES OF REPORTING PERSONS: ED&F Man Holdings B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,291,667*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,291,667*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,667
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The shares reported are owned by ED&F Man Holdings B.V., a wholly-owned subsidiary of ED&F Man Holdings Limited.

CUSIP No. 75972A 400

1	NAMES OF REPORTING PERSONS: ED&F Man Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,291,667*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,291,667*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,667
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The shares reported are owned by ED&F Man Holdings B.V., a wholly-owned subsidiary of ED&F Man Holdings Limited.

Item 1

(a)	Name of Issuer: Renewable Energy Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

416 South Bell Avenue

Ames, Iowa 50010

Item 2

(a)	Name of Persons Filing:

ED&F Man Holdings B.V.

ED&F Man Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence:

ED&F Man Holdings B.V. – De Ruyterkade 6 (6th Floor), 1013 AA Amsterdam, the Netherlands

ED&F Man Holdings Limited – Cottons Centre, Hays Lane, London SE1 2QE

(c)	Citizenship:

ED&F Man Holdings B.V. – the Netherlands

ED&F Man Holdings Limited – United Kingdom

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 75972A 400

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(K)

Item 4.	Ownership

(a)	Amount beneficially owned: 1,291,667

(b)	Percent of Class: 5.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,291,667

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,291,667

The securities reported on this Schedule (the “Securities”) as beneficially owned by E D & F Man Holdings B.V. (the “Company”) are held by or for the benefit of E D & F Man Holdings Limited (the “Parent”). The Company is a wholly-owned subsidiary of the Parent. Parent may be deemed to beneficially own the Securities held by the Company for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), insofar as it may be deemed to have the power to direct the voting or disposition of those Securities.

Under the definition of “beneficial ownership” in the Act, it is also possible that the individual general partners, executive officers, directors and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 was derived from the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on January 20, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Reference is hereby made to Items 5-9 and 11 of this Schedule, which Items are incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: Februrary 3, 2012	ED&F MAN HOLDINGS B.V.

	By:	/s/ Petraus Verhaar
Name: Petraus Verhaar
Title: Director

ED&F MAN HOLDINGS LIMITED

	By:	/s/ Laurie Foulds
Name: Laurie Foulds
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit A         Joint Filing Undertaking         Page 8